Exhibit 99.5

CONSENT OF THOMAS WYNN ROGERS, JR.

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study" dated October 14, 2025, with an effective date of September 3, 2025 (the “Technical Report”) and the incorporation by reference of the Technical Report into the Registration Statement on Form F-10 of Standard Lithium Ltd. (File No. 333-289110), as amended.

/s/ Thomas Wynn Rogers, Jr.
Thomas Wynn Rogers, Jr., P.E. Vice President – Integrated Services Hunt, Guillot & Associates, LLC

Date: October 16, 2025